BRITISH AMERICAN TOBACCO

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Alan F. Porter
Company Secretary

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

GC/KC/1000211362

FILE No.
82 • 33

10 November 2003

Securities & Exchange Commi[redacted]
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

03037751

SUPPL

RECEIVED
NOV 25 2003
181

Dear Sirs

<u>File 82-33</u>

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

G C W Cunnington
Assistant Secretary

Attached: Succession Plans at British American Tobacco

12/1

news release

For immediate release: Monday, 10 November 2003

Succession Plans at British American Tobacco

The Board of British American Tobacco plc announces that Martin Broughton (56) is to retire at the end of June 2004 after 10 years leading the Group as Chief Executive and, for the last five, as Chairman. Jan du Plessis (49), currently one of the Group's Non-Executive Directors, will become Non-Executive Chairman on 1 July 2004.

Paul Adams (50), Managing Director, will be promoted to Chief Executive on 1 January 2004 to ensure a smooth transition. Antonio Monteiro de Castro (58), Director – Latin-America & Caribbean, will become Chief Operating Officer from the same date. He will be succeeded on the Management Board by Flavio de Andrade (55), President of Souza Cruz, the Group's Brazilian subsidiary, who in turn will be succeeded by Nicandro Durante, currently Finance Director of Souza Cruz.

Jan du Plessis joined the British American Tobacco Board following the successful merger with Rothmans in 1999. He has degrees in commerce and law from the University of Stellenbosch, South Africa, and is a Chartered Accountant. He joined the Rembrandt Group in 1981 and held various positions before becoming Group Finance Director of Richemont, the Swiss public company which was formed in 1988 following the demerger of Rembrandt's non-South African interests.

In 1990, Jan took on the additional role of Group Finance Director of Rothmans International when it was a member of the FTSE 100 Index. As Finance Director of both groups he was intimately involved in the subsequent restructuring of Richemont's tobacco and luxury goods interests, leading to the formation of Vendôme Luxury Group alongside Rothmans International. Following the merger of Rothmans and British American Tobacco, he was involved with the integration of Vendôme and Richemont, as a result of which Richemont became a focused luxury goods group with a major shareholding in British American Tobacco.

Jan will leave Richemont by April 2004. He will be based at British American Tobacco's corporate headquarters and will devote up to half his time to his role as part-time Chairman. Jan also intends to pursue opportunities in the private equity field and possibly take on one or two other non-executive positions.

The selection process involved benchmarking and interviewing a number of internal and external candidates, using the services of an executive search firm specialising in board level recruitment. The initial stages were overseen by the Nominations Committee, chaired for this purpose by Kenneth Clarke, the Deputy Chairman and Senior Independent Director. The candidates were then formally interviewed by Martin Broughton, Kenneth Clarke and Rupert Pennant-Rea, Chairman of the Audit Committee, and subsequently by Paul Adams, before the proposal to appoint Jan du Plessis was put to the Board as a whole.

Cont/d

The appointment is supported by the Group's shareholders.

Martin Broughton is to become Non-Executive Chairman of British Airways, succeeding Lord Marshall, with effect from the Company's Annual General Meeting in July 2004. Commenting on Jan du Plessis' appointment, Martin Broughton said: "Having thoroughly reviewed both external and internal candidates, the Board is unanimous in its view that Jan is the right choice, given his deep knowledge and understanding of the tobacco industry. He has demonstrated true independence of mind in his contribution to the Board and has outstanding strategic and financial skills.

"From my point of view, leaving British American Tobacco after over 30 years will be a strange feeling. However, the Group is very much on track to achieve leadership in the tobacco industry and, after 10 years at the top, it's time for me to hand over the challenge. Paul is ready to take on the role of Chief Executive and I am confident that he and Jan will make an outstanding team and serve shareholders well".

Enquiries

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes:

The Main Board will consist of 11 Directors. There will be eight Non-Executive Directors, six of whom are independent. Kenneth Clarke, Deputy Chairman is the Senior Independent Director. Responsibility for implementing the Group's strategy is delegated to the Management Board.

With Jan du Plessis becoming Non-Executive Chairman of the Main Board, the Management Board will be Chaired by Paul Adams. On the Management Board, the Regional Directors and the Operations and IT Director will report to Antonio Monteiro de Castro in his role as Chief Operating Officer, while the Functional Directors will report to Paul Adams.

Photographs of Martin Broughton, Paul Adams and Jan du Plessis are available to the media at www.newscast.co.uk